SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2009

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8

EXHIBITS

99.1	1 April 2009	Proposed transaction with Chinalco: German anti-trust clearance for Chinalco transaction received

99.2	7 April 2009	Operating report: Rio Tinto Alcan responds to downturn in commodity prices

99.3	14 April 2009	Bond issue: Rio Tinto prices US$3.5 billion of fixed rate bonds

99.4	15 April 2009	Operating review: First quarter 2009 operations review

99.5	15 April 2009	Rio Tinto plc AGM: Presentation slides

99.6	15 April 2009	Rio Tinto plc AGM: Transcript of speeches

99.7	20 April 2009	Rio Tinto plc and Rio Tinto Limited AGM: Poll results for 2009 annual general meetings

99.8	20 April 2009	Directorate: Rio Tinto chairman

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	18 May 2009	Date	18 May 2009